September 13, 2024

Kyle Floyd
Chairman and Chief Executive Officer
Vox Royalty Corp.
Suite 5300, 66 Wellington Street West
Toronto, ON tario M5K1E6, Canada

        Re: Vox Royalty Corp.
            Form 40-F for the Fiscal Year ended December 31, 2023
            Filed March 8, 2024
            File No. 001-41437
Dear Kyle Floyd:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 40-F for the Fiscal Year ended December 31, 2023
Certifications, page 7

1. We note that the certifications provided at Exhibits 99.4 and 99.5 do not include the full representation prescribed for paragraph 4(d), which should read Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

       In other words, the representation should pertain to "the period covered by the annual report" rather than being limited to the last fiscal quarter to comply with General
       Instruction B(6)(a)(1) of Form 40-F. It appears that you have included the disclosure prescribed by General Instruction B(6)(e) on page 21 of Exhibit 99.3.

       Tell us how you propose to address this requirement and confirm if the disclosures referenced above remain accurate or clarify if there were changes to your internal control
 September 13, 2024
Page 2

       over financial reporting during the period covered by the annual report that would require disclosure in order to provide the certifications as prescribed.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sondra Snyder at 202-551-3332 or Robert Babula at 202-551-3339 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation